June 20, 2012

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 21, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed April 27, 2012

File No. 1-10447

Dear Mr. Horowitz:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 23, 2012 regarding our 2011 Form 10-K and First Quarter 2012 Form 10-Q. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties

Reserves, page 9

Acreage, page 12

1.	We note the disclosure per page 39 of your filing regarding your plan to drill fewer wells in 2012 (i.e., 120-130 gross wells) compared to 2011 (i.e., 161 gross wells) which is attributed to lower commodity prices. Please expand your disclosure to provide additional information describing the potential impact of lower commodity prices on your leasehold interests. For example, we note the disclosure per page 13 of your filing which indicates that approximately 43% of your total net undeveloped acreage (i.e., 751,029 acres) may expire by December 31, 2013 (i.e., 128,463 acres in 2012 and 197,514 acres in 2013). With your response, please tell us whether delay rentals are available for these expiring tracts and whether the related fees are material. In addition, please tell us whether material proved undeveloped reserves (“PUDs”) are booked on the expiring acreage.

Response

We acknowledge the Staff’s comment. Although we noted in our disclosure on page 39 that we planned to drill fewer wells in 2012 due to lower commodity prices, we believe that the reduction in our 2012 drilling program does not materially impact our plans or ability to convert all of our core acreage, which is primarily located in northeast Pennsylvania, south Texas and Oklahoma, to held by production (HBP). As of December 31, 2011, we had no material proved undeveloped reserves (PUDs) booked on acreage with leases expiring during 2012 and 2013. As of December 31, 2011, approximately 11% of our total PUDs were booked on non-HBP leases, and upon the completion of our 2012 drilling program approximately 3% of our total PUDs as of December 31, 2012 are expected to be associated with non-HBP leases. All of these remaining PUDs are expected to be drilled prior to the expiration of the respective leases and within five years.

The majority of our leases do not contain annual delay rental provisions, and delay rentals related to acreage scheduled to expire are not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Potential Impact of Our Critical Accounting Policies, page 40

Carrying Value of Oil and Gas Properties, page 41

2.	We note your disclosure stating that “any further decline in natural gas prices or quantities could result in an impairment of proved oil and gas properties.” We also note that you provided similar disclosure on page 21 of your March 31, 2012
Form 10-Q. Please provide us with additional detail regarding your conclusion that an impairment charge was not deemed necessary during the fiscal year ended December 31, 2011 and during the quarter ended March 31, 2012. As part of your response, please tell us how the decline in average realized natural gas prices impacted your impairment assessment. Specifically, we note the decrease in average realized natural gas prices disclosed in your filings (i.e., $5.69 per Mcf for the fiscal year ended December 31, 2010, $4.46 per Mcf for the fiscal year ended December 31, 2011, and $3.65 per Mcf for the quarter ended March 31, 2012). Refer to FASB ASC 932-360-35-8, 932-360-35-9, and 360-10-35.

Response

As a company using the successful efforts method of accounting, ASC 360-10-35 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Consistent with ASC 360-10-35, on a quarterly basis we evaluate whether the carrying value of our oil and gas properties might not be recoverable. In performing this evaluation, we consider whether (i) a significant decline in oil and natural gas prices has occurred, (ii) there are significant increases in unit-of-production rates that might indicate significantly higher development costs or lower reserve estimates and (iii) other potential adverse changes have occurred such as significant negative reserve revisions or changes in the legislative or regulatory climate. During the fourth quarter of 2011, due to the continued decline in natural gas prices (five-year average NYMEX price declined approximately 15% from the third quarter of 2011) and the removal of certain proved undeveloped reserve estimates that were no longer expected to be developed within the next five years, we tested certain of our oil and gas properties for recoverability. In our impairment test, the undiscounted cash flows exceeded the carrying amount of the related assets, and based on this result we did not record an impairment charge during the fiscal year ended December 31, 2011.

During the first quarter of 2012, we considered the indicators noted above and concluded that an impairment test was not required. Although we noted a decline in natural gas prices as of March 31, 2012 compared to December 31, 2011, the decline was not considered significant in light of our recent impairment test performed as of December 31, 2011 and the results of that test.

In further response to the Staff’s comment, please note that we evaluate price declines using market prices (NYMEX) and not our realized price. Our realized price includes the effects of derivative instruments, which had an overall positive effect on our realized price, and is not considered an appropriate indicator as to changes in prices for purposes of our ASC 360-10-35 evaluation.

3.	In connection with the preceding comment, please tell us how you considered providing risk factor disclosure regarding the potential impact of low natural gas prices on your financial statements. We note you provided risk factor disclosure on pages 21 and 22 of your filing regarding the impact of low natural gas prices on your ability to economically develop certain kinds of reserves, but it does not appear that this risk factor explains the potential impact of an impairment charge to your financial statements.

Response

We acknowledge the Staff’s comment and note the risk factor disclosure provided on pages 19 and 20 relative to the fluctuation in natural gas and oil prices and the impact of lower prices on our business. While we did not explicitly state the potential impact of an impairment charge in that disclosure, we indicated that “depressed prices in the future would have a negative impact on our future financial results”, which would include the potential for impairments. Furthermore, we provided additional disclosure regarding the impact of lower natural gas and oil prices on our financial statements, including the potential for impairment, throughout our 2011 Form 10-K, specifically under the headings “Carrying Value of Oil and Gas Properties” on pages 41, “Commodity Pricing and Risk Management Activities” on 44 and Note 2 to the Consolidated Financial Statements on page 70.

In response to the comment, we will expand our risk factor disclosure on page 21 and 22 in future filings as follows:

Our future performance depends on our ability to find or acquire additional natural gas and oil reserves that are economically recoverable.

In general, the production rate of natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we successfully replace the reserves that we produce, our reserves will decline, eventually resulting in a decrease in natural gas and oil production and lower revenues and cash flow from operations. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. We may not be able to replace reserves through our exploration, development and exploitation activities or by acquiring properties at acceptable costs. Low natural gas and oil prices may further limit the kinds of reserves that we can develop and produce economically, and could result in an impairment charge or otherwise have a negative impact on our operating and financial results, including a decrease in our cash flow and lower capital expenditures.

Our reserve report estimates that production from our proved developed reserves as of December 31, 2011 will increase at an estimated rate of 6% during 2012 and then decline at estimated rates of 30%, 22% and 16% during 2013, 2014 and 2015, respectively. Future development of proved undeveloped and other reserves currently not classified as proved developed producing will impact these rates of decline. Because of higher initial decline rates from newly developed reserves, we consider this pattern fairly typical.

Exploration, development and exploitation activities involve numerous risks that may result in dry holes, the failure to produce natural gas and oil in commercial quantities and the inability to fully produce discovered reserves.

Note 7. Commitments and Contingencies, page 89

Other, page 91

4.	We note your disclosure regarding “various other legal proceedings” states that the resolution of these proceedings will not have a material effect on your financial position or cash flow, but could significantly impact your operating results. To the extent you are exposed to a loss in excess of the amount accrued at December 31, 2011, please tell us how you considered disclosing an estimate of the possible loss or range of loss or providing statement that such an estimate cannot be made. Refer to FASB ASC 450-20- 50-3 and 450-20-50-4.

Response

We acknowledge our current disclosure under the heading “Other” on page 91 might be read to indicate that losses in excess of amounts accrued could have a material effect on our operating results in periods in which such matters are resolved. Please refer to our disclosure under the heading “Contingency Reserves” on page 91, which states “While management believes these reserves to be adequate, it is reasonably possible that the Company could incur additional losses with respect to those matters which reserves have been established. The Company believes that any such amount above amounts accrued is not material to the Consolidated Financial Statements.”

We believe we have complied in all material respects with the disclosure requirements in ASC 450-20-50-3 and 450-20-50-4; however, in future filing we will clarify our disclosure under the heading “Other” on page 91 by indicating that resolution of the “various other legal proceedings” will not have a material effect on our results of operations. Such disclosure would have read substantially as follows:

Other

The Company is also a defendant in various other legal proceedings arising in the normal course of business. All known liabilities are accrued based on management’s best estimate of the potential loss. While the outcome and impact of these legal proceedings on the Company cannot be predicted with certainty, management believes that the resolution of these proceedings will not have a material effect on the Company’s financial position, results of operations or cash flows.

Supplemental Oil and Gas Information, page 112

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 114

5.	We note that your disclosure of the standardized measure includes future development costs of approximately $1.6 billion as of December 31, 2011 compared to future development costs of approximately $1.7 billion as of December 31, 2010. Please provide us with additional detail comparing your estimated expenditures to be incurred in developing proved oil and gas reserves at each year-end in light of the increase in your PUDs from 976.9 Bcfe at December 31, 2010 to 1,233.1 Bcfe at December 31, 2011. As part of your response, please address your consideration of the increase in actual costs incurred to convert your PUDs during 2011 (i.e., $284.5 million incurred to convert of 228.7 Bcfe of reserves to proved developed reserves) compared to 2010 (i.e., $183.4 million incurred to convert of 216.9 Bcfe of reserves to proved developed reserves). Refer to FASB ASC 932-235-50-31b.

Response

In response to the Staff’s comment, we note that future development costs reported in our standardized measure disclosure included costs related to development of proved undeveloped reserves, behind pipe/recompletion reserves (e.g., workover costs) and well abandonment costs. The capital solely related to PUD development for 2010 and 2011 was $1,339 million and $1,355 million, respectively. Our unit development cost for our PUDs declined from $1.37/Mcfe in 2010 to $1.10/Mcfe in 2011. The reduction in unit development cost was primarily the result of efficiencies gained through our drilling program and the migration of our PUD inventory to a horizontal well development program. In 2010, our PUD inventory included 33% horizontal wells compared to 92% horizontal wells in 2011, resulting in a reduction in the unit development cost and higher volumes associated with our PUD inventory.

We note that our disclosure on page 10 of our 2011 Form 10-K indicates our actual cost to convert PUD reserves increased significantly in 2011 compared to 2010. However, our 2011 drilling program included capital spending of $68.0 million associated with wells that were drilled but not completed in 2011. The reserves associated with these wells remained in the proved undeveloped category since a material amount of the remaining capital cost had not been incurred. After consideration of the above and only considering the capital for PUD reserves moved to the proved developed producing category, our unit development cost was $0.95/Mcfe ($284.5 million less $68.0 million, or $216.5 million, to develop 228.7 Bcfe of PUD reserves), which is in line with our 2010 unit development cost of $0.85/Mcfe ($183.4 million to develop 216.9 Bcfe of PUD reserves).

We also note that the increase in our unit development cost from $0.85/Mcfe in 2010 to $0.95/Mcfe in 2011 is primarily due to the mix of wells drilled in 2010 compared to 2011. Our 2010 drilling program was 100% gas well development and 60% of the PUDs drilled were horizontal wells, compared to our 2011 program which was 85% gas and 15% oil (higher unit development cost) well development and 100% of the PUDs drilled were horizontal wells.

******

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Todd M. Roemer at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President, Chief Financial Officer and Treasurer

Cc:	Mr. Robert Carroll, United States Securities and Exchange Commission

Mr. Todd M. Roemer, Cabot Oil & Gas Corporation

Ms. Deidre Shearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Chuck Chang, PricewaterhouseCoopers LLP